Exhibit 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions)

	Three Months Ended March 31,
	2006	2005
Earnings:
Income before income taxes	$123.5	$47.2

Adjustments:
Minority interest in losses of consolidated subsidiaries	-	-
Undistributed (income) loss of less than 50% owned investments	-	-
Distributions from less than 50% owned investments	-	-
Fixed charges	30.5	29.5

Earnings	$154.0	$76.7

Fixed charges, including preferred accretion:
Interest expense, including debt discount amortization	$24.7	$23.6
Accretion of redeemable convertible preferred stock	-	-
Amortization of debt issuance costs	0.9	0.9
Portion of rental expense representative of interest factor (assumed to be 33%)	4.9	5.0

Fixed charges	$30.5	$29.5

Ratio of earnings to fixed charges	5.0x	2.6x

Amount of earnings deficiency for coverage of fixed charges	$-	$-

45